Exhibit (a)(5)(ii)

Limited Brands, Inc. Stock Tender Offer

Questions and Answers

1.	What is Limited Brands announcing with regard to its stock?

Limited Brands has announced a tender offer, meaning we will allow shareholders to “tender” their shares with the intention of purchasing $1 billion of our stock. This is also called a share repurchase.

2.	What is a tender offer?

Tender means offer to sell; therefore, a tender offer simply means that if you own shares of Limited Brands, Inc. stock, you have the opportunity to tender (offer to sell) your shares of Limited Brands, Inc. stock back to Limited Brands. It is completely your choice whether or not to tender your shares.

3.	Why is the Company doing this?

This share repurchase is an important continuation of our strategy of enhancing shareholder value and allows us to return capital to our investors, while maintaining the flexibility to use our strong financial position to pursue growth opportunities.

4.	What will happen to the shares that I own in the Savings and Retirement Plan?

If you have shares of Limited Brands stock in your Savings and Retirement Plan (SARP) account, you will have the opportunity to tender those shares. You will be getting a separate package at your home next week describing your choices in detail and giving you instructions on how to tender your shares if you wish to do so. If you choose to tender, the money from the sale of your shares would not be distributed to you, but would remain in your SARP account to be reinvested based on the elections you have made for the investment of future contributions. If you would like to change your future investment elections, you may do so by calling the SARP Line at (800) 525-SARP (7277).

If you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

5.	What will happen to the shares that I own through the Employee Stock Purchase Plan?

If you have shares of Limited Brands stock in your Employee Stock Purchase Plan (ESPP), you will be receiving a copy of the tender offer package from Computershare. It will provide all of the details of the tender offer, and will give you instructions on how to tender your shares if you wish to do so. If you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

6.	How do I tender (offer to sell) my shares?

You will receive a tender offer package that will provide you with the complete details of the tender offer and instructions on how to tender your shares if you wish to do so. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

7.	If I have stock options, what happens with those?

If you have been granted stock options and any of those options have vested, you will receive a letter outlining what you should do if you choose to exercise any or all of your vested options in order to tender your shares. It also will provide you with information regarding who to call should you have any questions. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

8.	How do I know how many shares I actually own and can tender?

If you hold shares outright, through the SARP and/or through the ESPP, you will be receiving detailed information regarding the tender offer and how to find out how many shares you own. You may receive multiple packages if you own shares through more than one plan or brokerage account; therefore, it is important that you read each package in detail. If you have been granted stock options and any of those options have vested, the package that you will be receiving will provide information regarding the number of vested options available for exercise and subsequent tender.

9.	Who can I talk to for more information about what this all means to me?

If you own shares, we recommend that you wait until you receive your tender offer package(s) in the mail and have had an opportunity to review the details of the tender offer. Then, if you have questions regarding your personal situation and how the tender offer impacts the various plans through which you may hold Company stock, beginning Friday, February 27, you may call:

•	Regarding stock options: call Merrill Lynch at (614) 225-3194, if calling from Columbus, Ohio; or (800) 216-1606 toll-free if calling from outside Columbus, Ohio; or contact your own broker if applicable

•	Regarding shares owned through the Employee Stock Purchase Plan: call Computershare at (866) 396-1501

•	Regarding shares owned through SARP: call The SARP Line at 1-800-525-7277

•	Regarding shares owned by you not held in any plans: D.F. King & Co., Inc. at (888) 628-8208

These numbers are available from 8 a.m. through 7 p.m. EST Monday through Friday.

10.	What price will I get for shares that I sell?

The Company will use a process called a modified “Dutch Auction.” Under this process, you may specify the minimum price at which you are willing to sell your shares (not greater than $22.50 nor less than $19.75 per share). After taking into account the number of shares tendered and the prices specified by tendering shareholders, the Company will select the lowest price within the stated range that will allow it to purchase $1 billion of its common stock, assuming that a sufficient number of shares are tendered.

If you tender (offer to sell) your shares at or below the purchase price selected by the Company in the tender offer, then you will receive the purchase price for each share that is purchased (all shares purchased by Limited Brands in the tender offer will be purchased at the same price, even if you indicated you were willing to sell your shares for less than the purchase price).

11.	Will all the shares I tender at or below the purchase price be purchased by the Company?

If at the end of the tender period less than 44.4 million shares have been tendered (offered to be sold) at or below the purchase price, then the Company will purchase all shares properly tendered (and no proration will apply). If at the end of the tender period more than 44.4 million shares have been tendered (offered to be sold) at or below the purchase price, then the number of shares purchased by the Company will be prorated. For example, if 44.4 million shares are sought by the Company and 88.8 million shares are tendered at or below the purchase price by shareholders, then 50% of what each shareholder offered to sell at or below the purchase price will actually be bought. So, in this instance, if you tendered 1,000 shares, 500 of those would be purchased by Limited Brands.

12.	What if I own fewer than 100 shares?

Special procedures will apply to tendering shareholders who own less than 100 total shares. The tender offer package will explain these procedures.

13.	What if I want to conditionally tender shares?

Special procedures will apply to tendering shareholders who conditionally tender their shares. The tender offer package will explain these procedures.

14.	How do I maximize the chance that the Company will purchase my shares?

If you want to maximize the chance that the Company will purchase your shares, instead of specifying a price at which you tender (offer to sell) your shares, you may tender your shares at whatever purchase price the Company determines through the “Dutch Auction” process described above. This election will cause you to receive a price per share as low as $19.75 or as high as $22.50 per share.

15.	How long do I have to decide what I want to do?

The tender period will begin on Friday, February 27, 2004 and end on Thursday, March 25, 2004 unless extended by the Company. If you hold shares through the SARP or the ESPP, your deadline under those plans is Monday, March 22, 2004. If you intend to exercise stock options in order to tender shares in the tender offer, you will need to exercise your options by 3:00 pm, Friday, March 19, 2004, EST, in order to obtain shares to tender by Thursday, March 25, 2004.

You will need to read your tender materials carefully to ensure you comply with and respond by the deadline outlined in each package.

16.	When will I know how many of my shares have been sold?

The Company will distribute a news release announcing the preliminary results of the tender offer, including the preliminary proration information, if applicable, promptly after the end of the tender period. Then, within five to seven business days, the Company will distribute a news release announcing the final results of the tender offer, including the prorated percentage of shares purchased, if applicable. Copies of these news releases will be made available to associates and posted on LimitedBrands.com.

17.	If I decide to sell, when will I get my money?

If you decide to sell, the purchase price for the shares you tendered and accepted by the Company will be paid to you, or re-invested in your SARP account, promptly after it has been determined what percentage of the total number of shares tendered will be purchased by the Company.

18.	What if I do not want to sell?

If you do not want to sell your shares, do nothing.

19.	Will I have to pay brokerage fees if I decide to sell some of my shares?

If you are the record owner of your shares or hold your shares through the ESPP or the SARP and you tender your shares directly to the depositary, as described in the tender offer materials, you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

20.	Will I have to pay any taxes if I decide to sell some of my shares?

You may owe taxes on the sale of your shares, as you would normally. If you have questions, we encourage you to talk to your tax advisor about your personal situation.

21.	Will I still be entitled to receive the forthcoming quarterly dividend on the shares that I tender?

Yes. Shares which are sold to the Company in the tender offer will be entitled to receive the next quarterly dividend payable on March 16, 2004, as the record date for that dividend payment is March 5, 2004.

22.	Does the Company have a recommendation about what I should do?

The Board of Directors of Limited Brands has approved the tender offer. However, neither the Company nor the Board of Directors makes any recommendation to you as to whether you should tender your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered.

23.	Are Les Wexner, the directors or executive management participating in the tender offer?

Les Wexner, his immediate family and affiliated entities will not tender shares pursuant to the tender offer. Our other directors and executive officers have advised us that they have not determined whether to tender any shares in the tender offer.

24.	Why is Les Wexner not tendering shares in the tender offer?

On February 25, 2004, the parties agreed to a settlement of the litigation pending in the Delaware Court of Chancery named In re The Limited, Inc. Shareholders Litigation. Under the terms of the settlement, among other things, Les, his immediate family members and affiliated entities have agreed not to tender any shares in the tender offer and not to sell any shares of Limited Brands common stock for a period commencing February 25, 2004 and ending six months after completion of the tender offer. The settlement is subject to approval by the Delaware Court of Chancery.

25.	What is Limited Brands’ history of share repurchases? When was the last time Limited Brands did one?

We have previously repurchased shares as a means of increasing shareholder value. In February 1996, we completed a $1.6 billion self-tender, in which we repurchased 170,000,000 shares. In June 1999, we repurchased 30,000,000 shares through a “Dutch Auction” self-tender for $750 million. During 2000, we completed a $200 million share repurchase program acquiring approximately 8,700,000 shares at an average price of approximately $23 per share. During 2003, we completed a $150 million share repurchase program acquiring approximately 9,900,000 shares at an average price of approximately $15 per share. In October 2003, our Board of Directors authorized the repurchase of an additional $100 million of our shares under a share repurchase program. We have not repurchased any shares under this share repurchase program and our Board of Directors has determined to supersede the program with this tender offer.

26.	Why did Limited Brands choose a modified “Dutch Auction” tender offer versus other types of repurchase programs?

After a thorough evaluation of our capital needs, financial condition, strategies and possible uses of our cash, our Board of Directors determined that a repurchase of up to $1 billion of our shares would be a desirable use of a portion of our cash. The Board further determined that a modified Dutch Auction tender offer represents an efficient mechanism to provide you with the opportunity to tender your shares and gives you a choice to tender shares. In addition, registered holders of our shares who tender their shares directly to the depository will avoid the usual transaction costs associated with open market sales. Furthermore, the Dutch Auction is an open process which will permit the Company to buy a larger number of shares at one time.

ADDITIONAL LEGAL INFORMATION:

This script is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Limited Brands will distribute to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (888)-628-8208.

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